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                              March 22, 2024

       Naeem E. Kola
       Group Chief Financial Officer
       Lesaka Technologies, Inc.
       President Place, 4th Floor
       Cnr. Jan Smuts Avenue and Bolton Road
       Rosebank, Johannesburg 2196, South Africa

                                                        Re: Lesaka
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            File No. 000-31203

       Dear Naeem E. Kola:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Consolidated Overall Results of Operations, page 36

   1. We note your disclosure on page 36 regarding revenue trends. In future filings, please enhance your
disclosures to provide a more robust discussion of specific revenue drivers and causes, such as
volumes or pricing changes. In addition, to the extent that a particular revenue category has
multiple components (e.g., processing fees, which cover transactions processed, funds
collection and settlement services, etc.), please expand your discussion to quantify the material
components and discuss factors causing period over period
                                                        changes. Refer to Item
303(b)(2) of Regulation S-K.
       Non-GAAP Measures, page 44

   2.                                                   We note that you make
 Lease adjustments    to arrive at Group Adjusted EBITDA for all
                                                        periods presented.
Please tell us the nature of this adjustment and provide us with an analysis showing why
these costs do not reflect normal, recurring, cash operating
 Naeem E. Kola
Lesaka Technologies, Inc.
March 22, 2024
Page 2
         expenses necessary to operate your business, or remove this adjustment in future filings.
         You may also refer to Question 100.01 of the Non-GAAP Financial Measures Compliance
         and Disclosure Interpretations for guidance.
Note 2. Significant Accounting Policies, page F-16

3. We note that telecom products and services have grown as a proportion of your revenues.
         In future filings, please enhance your revenue recognition disclosures for this area to: (i)
         more fully explain the nature and type of your telecom products and services; (ii) define
         "airtime" and explain related sales and inventory processes; and (iii) more fully explain how revenue is measured and recognized for this business.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Cara Lubit at 202-551-5909 with any questions.



FirstName LastNameNaeem E. Kola                                Sincerely,
Comapany NameLesaka Technologies, Inc.
                                                               Division of
Corporation Finance
March 22, 2024 Page 2                                          Office of
Finance
FirstName LastName